[JMP SECURITIES LETTERHEAD]

May 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura S. Crotty and Eric Envall

Re:	RCS Capital Corporation
Registration Statement on Form S-1 (SEC File No. 333-186819)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of RCS Capital Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on June 3, 2013 or as soon thereafter as practicable, or at such later time as may be orally requested.

Pursuant to Rule 460 under the Act, please be advised that the distribution of the Preliminary Prospectus dated May 22, 2013 (the “Preliminary Prospectus”) commenced May 22, 2013 and is continuing. At least 1,130 copies of the Preliminary Prospectus have been distributed through May 29, 2013 to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Yours truly,

JMP SECURITIES LLC

By: /s/ THOMAS KILLIAN
Name: Thomas Killian
Title: Managing Director